SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1313
Fax: (55 11) 3097-6182
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

REVERSE STOCK SPLIT: RESULT OF THE AUCTION
OF THE FRACTIONAL SHARES

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND UNIBANCO HOLDINGS S.A. hereby communicate the result of the auction of the fractional shares, which resulted from the reverse stock split (occurred on August 30th, 2004) of the Unibanco and Unibanco Holdings common stock and preferred stock issued, including the Units, in a ratio of 100 shares for every 1 share.

The sum of the remaining fractional shares of shareholders that did not adjust their stockholdings were sold in an auction at the São Paulo Stock Exchange on September 17th, 2004, as stated in the Shareholders Notice of July 26th, 2004.

The table below shows the result of the auction, per stock type, net of brokerage fee and stock exchange fees:

Share	Quantity	Price per share (R$)
Unit	12,409	13.5252
Unibanco Preferred	70,216	5.8286
Unibanco Common	70,591	7.3305
Unibanco Holdings Common	4	14.3325

On September 27th, 2004, the amounts resulting from the sale of stocks in the auction will be made available to the respective stockholders as follows:

(a) Those shareholders whose records are up-to-date will have the amount due to them credited directly to the current account listed in their records;

(b) The amount due to those shareholders whose shares are held in custody by CBLC –Companhia Brasileira de Liquidação e Custódia (the Brazilian Custody and Settlement Company) will have the amount due to them credited directly to this company, which will undertake to transfer the said amount to the shareholders through the brokerage houses responsible for the deposited securities;

(c) Those shareholders whose current accounts are not active or whose records are outdated, the amounts corresponding to the sale of their fractional shares will be at their disposal at Unibanco branches, subject to the shareholder presenting an official identification document.

Amendments to the Unibanco and Unibanco Holdings bylaws, designed to reflect the new number of shares, will be submitted to the approval of the next Shareholders’ Meeting.

September 27th, 2004

Please note that the original Company Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.